SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2003

                            W.P. STEWART & CO., LTD.
                     (Translation of Registrant's Name Into
                                    English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F |X|  Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes |_| No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                            W.P. STEWART & CO., LTD.

Form 6-K: Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of June 30, 2003 and for the six months ended June 30, 2003 and 2002

2.    Interim Financial Report

3.    Exhibit - Press release dated August 1, 2003

                           Forward-Looking Statements

      Certain statements in this Report on Form 6-K are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

      o     general economic and business conditions;

      o     a challenge to our U.S. tax status;

      o     industry capacity and trends;

      o     competition;

      o     the loss of major clients;

      o     changes in demand for our services;

      o changes in business strategy or development plans and the ability to implement such strategies and plans;

      o changes in the laws and/or regulatory circumstances in the United States, Bermuda, Europe or other jurisdictions;

      o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

      o quality of management and the ability to attract and retain qualified personnel;

      o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors and legislative, regulatory, judicial and governmental authorities; and

      o     availability, terms and deployment of capital.

      Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                 W.P. Stewart & Co., Ltd. Condensed Consolidated
                        Statements of Financial Condition

                                                                                                        June 30,      December 31,
                                                                                                          2003            2002
                                                                                                      -------------   -------------
                                                                                                       (unaudited)
                                    Assets:
  Cash and cash equivalents                                                                           $  35,866,467   $  34,426,192
  Fees receivable                                                                                         1,719,044       2,634,631
  Receivable from broker-dealer                                                                             440,239         866,462
  Investments in unconsolidated affiliates (net of accumulated amortization of $205,930 and
    $164,744 at June 30, 2003 and December 31, 2002, respectively)                                        3,949,799       3,983,259
  Receivables from affiliates, net                                                                          928,884         684,810
  Investments, available for sale [primarily municipal securities] (cost $8,991,545 and $8,892,529
    at June 30, 2003 and December 31, 2002, respectively)                                                 8,850,509       8,769,788
  Investment in aircraft (net of accumulated depreciation of $16,440,093 and $15,437,634
    at June 30, 2003 and December 31, 2002, respectively)                                                 6,011,382       7,013,841
  Goodwill                                                                                                5,631,797       5,631,797
  Intangible assets (net of accumulated amortization of $11,028,827 and $8,590,080
    at June 30, 2003 and and December 31, 2002, respectively)                                            68,342,724      60,669,624
  Furniture, equipment and leasehold improvements (net of accumulated depreciation and
    amortization of $3,843,190 and $3,401,457 at June 30, 2003 and December 31, 2002, respectively)       3,658,196       4,089,795
  Interest receivable on shareholders' notes                                                                222,146         297,006
  Income taxes receivable                                                                                 2,032,423       3,214,280
  Other assets                                                                                            2,419,541       2,697,322
                                                                                                      -------------   -------------

                                                                                                      $ 140,073,151   $ 134,978,807
                                                                                                      =============   =============

                     Liabilities and Shareholders' Equity:

Liabilities:
  Loans payable                                                                                       $  17,200,380   $  17,511,376
  Employee compensation and benefits payable                                                                712,141       1,016,970
  Fees payable                                                                                              850,883       1,103,030
  Professional fees payable                                                                               3,299,955       2,606,981
  Accrued expenses and other liabilities                                                                  4,629,908       4,510,103
                                                                                                      -------------   -------------
                                                                                                         26,693,267      26,748,460
                                                                                                      -------------   -------------

Minority Interest                                                                                           172,445         165,132
                                                                                                      -------------   -------------

Shareholders' Equity:
  Common shares, $0.001 par value (125,000,000 shares authorized, 46,019,913 and 46,179,822
        shares issued and outstanding at June 30, 2003 and December 31, 2002, respectively)                  46,019          46,180
  Additional paid-in-capital                                                                             80,079,498      78,673,127
  Contingently returnable shares (325,600 and 975,766 shares at June 30, 2003 and
        December 31, 2002, respectively)                                                                 (7,247,856)    (14,263,158)
  Accumulated other comprehensive income                                                                    163,164          34,576
  Retained earnings                                                                                      50,558,462      57,129,989
                                                                                                      -------------   -------------
                                                                                                        123,599,287     121,620,714

Less: notes receivable for common shares                                                                (10,391,848)    (13,555,499)
                                                                                                      -------------   -------------

                                                                                                        113,207,439     108,065,215
                                                                                                      -------------   -------------

                                                                                                      $ 140,073,151   $ 134,978,807
                                                                                                      =============   =============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statement of Operations

                                            For the Three Months Ended June 30,       For the Six Months Ended June 30,
                                                 2003                 2002                 2003                 2002
                                            -------------        --------------       -------------        -------------
Revenue:
  Fees                                      $  22,394,737        $  29,076,698        $  45,669,885        $  57,362,961
  Commissions                                   7,010,827            6,401,280           12,911,901           14,404,094
  Interest and other                              674,921              914,181            1,240,280            1,972,034
                                            -------------        -------------        -------------        -------------

                                               30,080,485           36,392,159           59,822,066           73,739,089
                                            -------------        -------------        -------------        -------------


Expenses:
  Employee compensation and benefits            5,990,031            6,804,627           12,344,316           13,343,594
  Fees paid out                                 1,632,350            1,988,284            3,001,249            4,043,744
  Commissions, clearance and trading            1,478,499            1,373,519            2,680,058            2,962,659
  Research and administration                   3,544,961            3,770,916            7,269,580            6,883,951
  Marketing                                     1,172,133            1,412,512            2,341,240            2,351,966
  Depreciation and amortization                 1,960,065            1,981,215            3,924,132            3,929,528
  Other operating                               2,478,823            2,606,406            5,060,494            4,546,553
                                            -------------        -------------        -------------        -------------
                                               18,256,862           19,937,479           36,621,069           38,061,995
                                            -------------        -------------        -------------        -------------

Income before taxes                            11,823,623           16,454,680           23,200,997           35,677,094

Provision for taxes                             1,170,989            1,645,468            2,308,726            3,567,709
                                            -------------        -------------        -------------        -------------

Net income                                  $  10,652,634        $  14,809,212        $  20,892,271        $  32,109,385
                                            =============        =============        =============        =============

Earnings per share:

Basic earnings per share                    $        0.24        $        0.34        $        0.47        $        0.73
                                            =============        =============        =============        =============

Diluted earnings per share                  $        0.24        $        0.32        $        0.46        $        0.69
                                            =============        =============        =============        =============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
           Unaudited Condensed Consolidated Statements of Cash Flows
                 For the Six Months Ended June 30, 2003 and 2002

                                                                    2003            2002
                                                                ------------    ------------
Cash flows from operating activities:
  Net income                                                    $ 20,892,271    $ 32,109,385
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      (Gain)/loss on sale of available for sale securities          (187,490)          8,522
      Amortization of bond premium                                   179,525           2,193
      Depreciation and amortization                                3,924,132       3,929,528
      Equity in income of unconsolidated affiliates                   (7,726)        (42,100)
      Non-cash compensation                                          196,462         205,373
      Minority interest                                                7,313          43,613
  Changes in operating assets and liabilities:
      Fees receivable                                                915,587        (704,101)
      Receivable from broker-dealer                                  426,223        (447,260)
      Receivables from affiliates, net                              (244,074)        (63,418)
      Income taxes receivable                                      1,181,857       1,022,150
      Other assets                                                   277,781         794,026
      Employee compensation and benefits payable                    (304,829)       (331,310)
      Fees payable                                                  (252,147)        365,583
      Income taxes payable                                                --      (1,078,713)
      Professional fees payable                                      692,974        (367,979)
      Accrued expenses and other liabilities                         119,805         572,942
                                                                ------------    ------------

               Net cash provided by operating activities          27,817,664      36,018,434
                                                                ------------    ------------

Cash flows (used for) investing activities:
  Proceeds from sale of available for sale securities              3,262,490         991,478
  Purchase of available for sale securities                       (3,337,080)     (6,813,421)
  Cash dividends paid on shares subject to repurchase               (195,360)       (683,140)
  Purchase of furniture, equipment and leasehold improvements        (10,135)       (317,682)
                                                                ------------    ------------

               Net cash (used for) investing activities             (280,085)     (6,822,765)
                                                                ------------    ------------

Cash flows (used for) financing activities:
  Payments on loans payable                                         (310,996)       (288,426)
  Proceeds from issuance of common shares                            101,046              --
  Repurchase of common shares                                     (1,089,066)    (26,688,575)
  Proceeds from notes receivable for common shares                 2,460,229       3,865,494
  Interest receivable on shareholders' notes                          74,860         (72,966)
  Dividends to shareholders                                      (27,463,798)    (28,024,087)
                                                                ------------    ------------

               Net cash (used for) financing activities          (26,227,725)    (51,208,560)

Effect of exchange rate changes in cash                              130,421         157,364
                                                                ------------    ------------

Net increase in cash and cash equivalents                          1,440,275     (21,855,527)

 Cash and cash equivalents, beginning of year                     34,426,192      62,302,344
                                                                ------------    ------------

 Cash and cash equivalents, end of year                         $ 35,866,467    $ 40,446,817
                                                                ============    ============

Supplemental disclosures of cash flows information
--------------------------------------------------
  Cash paid during the period for:
  --------------------------------

               Income taxes                                     $  1,650,374    $  3,834,394
                                                                ============    ============
               Interest                                         $    598,453    $    621,022
                                                                ============    ============

Supplemental Schedule of Non-Cash Investing and Financing Activities:
---------------------------------------------------------------------

On January 1, 2003, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. in 1999, ceased to be subject to repurchase, and were recorded with a fair value of $2,333,644, $3,868,800 and $3,714,048, respectively. Additionally, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares which were recorded with a value of $377,650 representing the initial issue price of the shares (see
Note 2). In addition, as discussed in Note 2, on January 1, 2002, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. in 1999, ceased to be subject to repurchase, and were recorded with a fair value of $4,238,882, $5,659,200 and $5,432,832, respectively.

The Company issued common shares for notes receivable for the six months ended June 30, 2002 in the amount of $189,492, and cancelled outstanding notes of $703,422 and $59,661 for the six months ended June 30, 2003 and 2002, respectively.

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("U.S.") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a condensed consolidated basis.

These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements in the Annual Report on Form 20-F of the Company for the year ended December 31, 2002. The condensed consolidated financial information as of and for the year ended December 31, 2002 has been derived from audited consolidated financial statements not included herein. Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. All material intercompany transactions and balances have been eliminated.

The unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results in the interim periods presented. Interim period operating results for the six months ended June 30, 2003 are not necessarily indicative of results that may be expected for the entire year or any other period.

NOTE 2: BACKGROUND AND ORGANIZATION

For the six months ended June 30, 2003 and 2002, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage.

Business Acquisitions
---------------------

In 1999 the Company acquired 50% of TPRS Services N.V. ("TPRS") and 100% of NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII"). On December 29, 2000, the Company acquired the remaining 50% of TPRS. The repurchase provisions of the acquisition agreements specify that 80% of the Company's common shares issued in connection therewith can be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates are July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decrease below defined reference amounts at the specified dates and are not replaced.

The recorded purchase price for each acquisition is determined by the sum of:

      1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

      2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

      3.    the cumulative cash dividends paid on shares subject to repurchase.

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares cease to be subject to repurchase, the contra-equity account is relieved and any difference between the initial issue price and the then current fair value of the shares is charged or credited to additional paid-in capital. Cash dividends on shares no longer subject to repurchase are recorded as a reduction of shareholders' equity.

On January 1, 2003, in accordance with the 1999 TPRS, NSMM and FLII acquisition agreements, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed. Accordingly, the shareholders' equity account "contingently returnable shares" was relieved of $6,637,652 and additional paid-in-capital was credited with $3,278,840, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly. Additionally, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares. Accordingly, the shareholders' equity account contingently returnable shares, was relieved of $377,650, which represents the initial issue price of the shares.

The following table shows information for each acquisition as of and for the six months ended June 30, 2003.

                                                                Cash
                                                              Dividends
                                                               Paid on
                 Aggregate      Shares Not    Contingently   Contingently     Purchase     Intangible
                 Number of      Subject to     Returnable     Returnable       Price      Amortization
Acquisition        Shares       Repurchase       Shares         Shares       Allocation   for the Period
-----------     ------------   ------------   ------------   ------------   ------------  --------------
TPRS               1,966,000      1,640,400        325,600   $    195,360   $ 35,907,868   $  1,089,990
NSMM                 863,831        863,831             --             --     17,042,406        476,919
FLII               1,200,000      1,200,000             --             --     23,703,088        768,140
                ------------   ------------   ------------   ------------   ------------   ------------
                   4,029,831      3,704,231        325,600   $    195,360   $ 76,653,362   $  2,335,049
                ============   ============   ============   ============   ============   ============

The following table shows information for each acquisition as of and for the year ended December 31, 2002.

                                                                Cash
                                                              Dividends
                                                               Paid on
                 Aggregate      Shares Not    Contingently   Contingently     Purchase      Intangible
                 Number of      Subject to     Returnable     Returnable       Price       Amortization
Acquisition        Shares       Repurchase       Shares         Shares       Allocation    for the Year
-----------     ------------   ------------   ------------   ------------   ------------   ------------
TPRS               1,966,000      1,410,000        556,000   $    764,881   $ 31,998,460   $  1,815,314
NSMM                 898,831        719,065        179,766        215,719     14,708,762        807,986
FLII               1,200,000        960,000        240,000        288,000     19,834,288      1,294,479
                ------------   ------------   ------------   ------------   ------------   ------------
                   4,064,831      3,089,065        975,766   $  1,268,600   $ 66,541,510   $  3,917,779
                ============   ============   ============   ============   ============   ============

NOTE 3: EARNINGS PER SHARE


                                              Three Months Ended June 30,      Six Months Ended June 30,
                                              ---------------------------     ---------------------------
                                                  2003            2002            2003            2002
                                              -----------     -----------     -----------     -----------
Basic Earnings Per Share:
Net income                                    $10,652,634     $14,809,212     $20,892,271     $32,109,385
                                              ===========     ===========     ===========     ===========
Weighted average basic shares outstanding      44,131,851      43,610,067      44,059,810      43,847,431
                                              -----------     -----------     -----------     -----------
Net income per share                          $      0.24     $      0.34     $      0.47     $      0.73
                                              ===========     ===========     ===========     ===========

Diluted Earnings Per Share:
Net income                                    $10,652,634     $14,809,212     $20,892,271     $32,109,385
                                              ===========     ===========     ===========     ===========
Weighted average basic shares outstanding      44,131,851      43,610,067      44,059,810      43,847,431
Add:  Unvested shares, contingently
      returnable shares and unvested
      options                                     989,463       2,970,435         971,423       3,008,099
                                              -----------     -----------     -----------     -----------

Weighted average diluted shares
outstanding                                    45,121,314      46,580,502      45,031,233      46,855,530
                                              -----------     -----------     -----------     -----------
Net income per share                          $      0.24     $      0.32     $      0.46     $      0.69
                                              ===========     ===========     ===========     ===========

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and unvested employee options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options issued to employees of the Company or its affiliates using the treasury stock method.

During the six months ended June 30, 2003, the Company repurchased and cancelled an aggregate of 79,708 common shares for an aggregate purchase price of $1,089,066.

On June 30, 2003 and 2002, respectively, 46,019,913 and 46,742,824 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 1,555,331 and 2,430,866 of these shares were unvested and held by the Company's or affiliates' employees on June 30, 2003 and 2002, respectively.

NOTE 4: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                 Three Months Ended June 30,         Six Months Ended June 30,
                                ----------------------------      ------------------------------
                                   2003             2002              2003              2002
                                -----------     ------------      ------------      ------------
Net income                      $10,652,634     $ 14,809,212      $ 20,892,271      $ 32,109,385
Other comprehensive
income, net of tax

Reclassification
adjustment for realized
gains on available for sale
securities included in
interest and other                                   133,284                             133,284

Unrealized gains/(losses)
on available
for sale securities                  66,043         (143,890)           (1,833)          (31,322)
                                -----------     ------------      ------------      ------------
Foreign currency
translation adjustment              239,150          177,896           130,421           157,364
                                -----------     ------------      ------------      ------------
Comprehensive income            $10,957,827     $ 14,976,502      $ 21,020,859      $ 32,368,711
                                ===========     ============      ============      ============

NOTE 5: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of approximately $1,195,350 and $821,845 for the six months ended June 30, 2003 and 2002, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

The Company has entered into an agreement pursuant to which an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include $1,318,563 and $1,341,858 for the six months ended June 30, 2003 and 2002, respectively.

In February 1999, the Company entered into an agreement with Shamrock in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft would continue to be available for use in the Company's business. At that time, Shamrock agreed to release WPSI from any and all obligations of approximately $37 million, to participate in the purchase of an additional aircraft, delivery of which was scheduled for 2002. In return, the Company had agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock had agreed not to sell from the time the agreement was made until the aircraft was sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27 million. In May 2002, in exchange for a payment of $100,000, Shamrock released the Company from this indemnity agreement.

A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space, which approximated $84,955 and $73,732 for the six months ended June 30, 2003 and 2002, respectively. These amounts are based upon the actual space utilized in each of those periods.

W.P. Stewart Fund Management Limited ("WPS Dublin") serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment management firm, principally owned by a beneficial owner of a minority interest in the Company. The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $13,361 and $17,433 for the six months ended June 30, 2003 and 2002, respectively. In addition, the Company pays WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $5,550 and $13,748 for the six months ended June 30, 2003 and 2002, respectively.

The Company pays Bowen Asia Limited ("Bowen"), an unconsolidated affiliate of the Company, the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs approximated $416,193 and $379,336 for the six months ended June 30, 2003 and 2002, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the six months ended June 30, 2003 and 2002 were $6,516 and $13,484, respectively.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $933,873 and $231,944 for the six months ended June 30, 2003 and 2002, respectively.

The Company pays Appleby, Spurling & Kempe and A.S. & K. Services Ltd., a partner of which in June 2002 became a director of the Company, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $31,230 for the six months ended June 30, 2003.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $2,650,222 and $2,822,747 for the six months ended June 30, 2003 and 2002, respectively.

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of the Company's directors is the Chief Executive Officer. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $90,000 for each of the six-month periods ended June 30, 2003 and 2002, respectively.

Included in receivables from affiliates, net, at June 30, 2003 and 2002 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in investments available for sale at June 30, 2003 and 2002 are amounts of $711,884 and $856,385, respectively, which were investments in various funds managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the six months ended June 30, 2003 and 2002 is rent expense in the amounts of $66,161 and $77,103, respectively, which is paid to a company owned by the former principals of W.P. Stewart Asset Management (Europe) N.V., one of whom is an executive officer of the Company.

NOTE 6: LONG-TERM DEBT

Interest expense on long-term debt totaled $598,453 and $621,022 for the six months ended June 30, 2003 and 2002, respectively.

NOTE 7: COMMITMENTS AND CONTINGENCIES

At June 30, 2003, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe) Ltd.'s landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and is reflected in other assets at June 30, 2003 and 2002.

W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At June 30, 2003, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

NOTE 8: NOTES RECEIVABLE FOR COMMON SHARES

Pursuant to employee purchase agreements for common shares, in the event a purchaser is not in the employment of, or does not serve as a director of, the Company or any of its affiliates, the purchaser shall transfer to the Company all rights to the shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

Pursuant to the terms of the purchase agreements, during the quarter ended June 30, 2003, 50,559 unvested common shares of former employees were repurchased and their installment notes totaling $703,422 were abated.

Future minimum payments, expected to be received, on notes receivable for common shares as of June 30, 2003 are as follows:

                    2003 (6 months)              $ 1,427,785
                    2004                           2,798,992
                    2005                           2,332,475
                    2006                           1,646,065
                    2007                           1,082,553
                    Thereafter (through 2010)      1,103,978
                                                 -----------
                                                 $10,391,848
                                                 ===========

Interest income on all such notes was $423,932 and $958,752 for the six months ended June 30, 2003 and 2002, respectively.

NOTE 9: 2001 EMPLOYEE EQUITY INCENTIVE PLAN

The W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan") provides for awards of common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All awards vest and are exercisable in equal annual amounts on each of the first seven anniversaries of the grant dates. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

On May 12, 2003, the Board of Directors approved an amendment to the Plan that
(i) increased the total number of common shares available for awards under the Plan from 2,500,000 to a total of 3,000,000, inclusive of awards previously granted, and (ii) increased the duration of the period during which vested options may be exercised from one year to two years with respect to any option grants made in the future.

During the three months ended June 30, 2003, pursuant to the terms of the Plan, 4,858 vested options granted in 2001 were exercised for an aggregate amount of $101,046 and 10,114 unexercised options granted in 2001 were forfeited by former employees of the Company.

During the three months ended March 31, 2003, pursuant to the terms of the Plan, 105,447 unexercised options granted in 2001 and 2,500 unexercised options granted in 2002, were forfeited by former employees of the Company.

NOTE 10:  SHARE OPTIONS

On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair-value method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS No. 148"), using the prospective adoption method. Under this method of adoption, compensation expense will be recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation to be recognized under SFAS No. 123 for the year ended December 31, 2003 and beyond is not currently determinable, because the number and value of share options to be granted to employees in the future is not yet known. There were no share options granted during the six months ended June 30, 2003.

Share options granted for all periods prior to December 31, 2002 were accounted for, and will continue to be accounted for, under the intrinsic value-based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Therefore, no compensation expense was recognized for those share options that had no intrinsic value on the date of grant.

Had compensation cost for the Company's options been determined based on fair value at the grant dates for all awards under the Plan consistent with the method of SFAS No. 123, the Company's net income and diluted net income per share for the periods ended June 30, 2003 and 2002, would have been the following pro forma amounts:

                                          Three Months Ended June 30,              Six Months Ended June 30,
                                        --------------------------------        --------------------------------
                                            2003                2002                2003                2002
                                        ------------        ------------        ------------        ------------
Net income, as reported                 $ 10,652,634        $ 14,809,212        $ 20,892,271        $ 32,109,385

Pro forma net income                    $ 10,442,468        $ 14,363,050        $ 20,176,438        $ 31,279,394

Earnings Per Share, as reported:

  Basic                                 $       0.24        $       0.34        $       0.47        $       0.73

  Diluted                               $       0.24        $       0.32        $       0.46        $       0.69

Pro forma Earnings Per Share:

  Basic                                 $       0.24        $       0.33        $       0.46        $       0.71

  Diluted                               $       0.23        $       0.31        $       0.45        $       0.67

NOTE 11:  INCOME TAXES

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

Income from the Company's operations in the United States and from U.S. subsidiaries of the Company is subject to income taxes imposed by U.S. authorities. In addition, the Company's non-U.S. subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision, all current, for the periods ended June 30, 2003 and 2002 is as follows:


                    Three Months Ended June 30,    Six Months Ended June 30,
                   ----------------------------   ----------------------------
                      2003              2002         2003              2002
                   ----------        ----------   ----------        ----------
US:
Federal            $  842,084        $1,519,112   $1,632,782        $2,642,176
State and local       324,907           122,723      670,253           917,899
                   ----------        ----------   ----------        ----------
                    1,166,991         1,641,835    2,303,035         3,560,075
Other:                  3,998             3,633        5,691             7,634
                   ----------        ----------   ----------        ----------
                   $1,170,989        $1,645,468   $2,308,726        $3,567,709
                   ==========        ==========   ==========        ==========

NOTE 12: PENSION BENEFITS

Total employer contributions amounted to $999,065 and $759,915 for the six months ended June 30, 2003 and 2002, respectively. Participants are immediately vested in their account balances.

NOTE 13: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                        Fee Revenue
                                        -----------
                 Three months ended June 30,        Six months ended June 30,
               ------------------------------    ------------------------------
                   2003               2002           2003               2002
               -----------        -----------    -----------        -----------
U.S.           $16,864,173        $21,801,720    $34,367,722        $43,080,824
Non-U.S          5,530,564          7,274,978     11,302,163         14,282,137
               -----------        -----------    -----------        -----------
Total          $22,394,737        $29,076,698    $45,669,885        $57,362,961
               ===========        ===========    ===========        ===========

NOTE 14: SUBSEQUENT EVENTS

On July 3, 2003, the Company declared a dividend of $0.30 per share to shareholders of record as of July 17, 2003, payable on July 31, 2003 in the aggregate amount of $13,816,313.

On July 1, 2003, in accordance with the 2000 TPRS acquisition agreement, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed. Accordingly, the shareholders' equity account "contingently returnable shares" was reduced by $3,623,928 and additional paid-in-capital was reduced by $359,788, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly.

During the month of July 2003, 34,964 vested employee share options granted in 2001 were exercised for an aggregate amount of $727,251.

                            INTERIM FINANCIAL REPORT

Overview

      W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Significant components of our expenses are variable in nature and may offset fluctuations in revenue.

      Advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

      Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Transaction costs are reviewed quarterly and are competitive.

      Interest and other revenue primarily consists of interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

      We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of adjusted operating profit. Compensation expense for the year ended December 31, 2002 was approximately 24% of adjusted operating profit. It is currently anticipated that compensation expense for the year ending December 31, 2003 will be in the range of approximately 22% to 24%.

      Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

      Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity.

      Research and administration expenses include research, travel and entertainment, communications, information technology systems support and occupancy.

      Marketing expenses represent costs associated with our internal marketing initiatives and client servicing activities, and include client seminars and marketing related travel and operational expenses.

      Other operating expenses include professional fees consisting of auditing, tax, legal and consulting fees, charitable contributions and other administration expenses.

      All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and all participate in the results of our operations.

      Operating Results

Three Months Ended June 30, 2003 as Compared to Three Months Ended June 30, 2002

      Assets Under Management

      Assets under management were approximately $8.0 billion at June 30, 2003, an increase of approximately $0.7 billion or 9.6% from approximately $7.3 billion at March 31, 2003. Assets under management were approximately $8.3 billion at June 30, 2002, a decrease of approximately $1.2 billion or 12.6%, from approximately $9.5 billion at March 31, 2002.

      The following table sets forth the total net flows of assets under management for the three months ended June 30, 2003 and 2002, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                      ------------------------------------
                                  (in millions)
                                  -------------
                                                           Three Months Ended
                                                                June 30,
                                                         ----------------------
                                                           2003          2002
                                                         --------      --------
Existing Accounts:
  Contributions                                          $    232      $    221
  Withdrawals                                                (214)         (250)
                                                         --------      --------
Net Flows of Existing Accounts                                 18           (29)
                                                         --------      --------
Publicly Available Funds:
  Contributions                                                39           150
  Withdrawals                                                 (35)          (86)
Direct Accounts Opened                                         68            89
Direct Accounts Closed                                       (166)          (85)
                                                         --------      --------
Net New Flows                                                 (94)           68
                                                         --------      --------
Net Flows of Assets Under Management                     $    (76)     $     39
                                                         ========      ========

      Revenues

      Revenues were $30.1 million for the second quarter of 2003, a decrease of $6.3 million or 17.3% from $36.4 million earned for the second quarter of 2002. The changes were due to a $6.7 million or 23.0% decrease in fee revenue, a $0.6 million or 9.5% increase in commission revenue and a $0.2 million or 26.2% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.22% for the quarter ended June 30, 2003 as compared to 1.23% for the quarter ended June 30, 2002. The decrease was due to a slight change in client account mix due to larger accounts subject to our fee break. The increase in commission revenue was primarily due to higher levels of trading volume during the second quarter of 2003 as compared with the lower levels of trading volume experienced in the second quarter of 2002. Interest and other revenues decreased $0.2 million primarily due to lower equity income from our unconsolidated affiliates, lower cash balances during the second quarter of 2003 reflecting our share repurchases in 2002, lower interest earned on our cash balances due to prevailing market rates and lower interest earned on shareholders' loans.

      Expenses

      Expenses, excluding income taxes, decreased approximately $1.7 million, or 8.4%, to $18.3 million for the second quarter of 2003, from $19.9 million in the same period of the prior year. The decrease was due to changes in operating expenses, including a decrease of $0.4 million in fees paid out, which are directly related to assets under management of referred accounts, a decrease in research and administration of $0.2 million, a decrease in marketing expenses of $0.2 million and a decrease in other operating expenses of $0.1 million, all due to slightly lower costs for the quarter. Employee compensation and benefits decreased $0.8 million due to a decrease in adjusted operating profit. This was partially offset by an increase of $0.1 million in commissions, clearance and trading costs, which vary with account activity.

      Our income tax expense decreased $0.4 million, to $1.2 million, for the second quarter of 2003, from $1.6 million in the same period of the prior year. The effective tax rate was approximately 10% of income before taxes for both periods.

      Net Income

      Net income for the quarter ended June 30, 2003 decreased $4.1 million, or 28.1%, to $10.7 million, from $14.8 million in the second quarter of the prior year as a result of the items described above.

Six Months Ended June 30, 2003 as Compared to Six Months Ended June 30, 2002

      Assets Under Management

      Assets under management were approximately $8.0 billion at June 30, 2003, an increase of approximately $0.3 billion or 3.9% from approximately $7.7 billion at December 31, 2002. Assets under management were approximately $8.3 billion at June 30, 2002, a decrease of approximately $0.9 billion or 9.8%, from approximately $9.2 billion at December 31, 2001.

      The following table sets forth the total net flows of assets under management for the six months ended June 30, 2003 and 2002, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                      ------------------------------------
                                  (in millions)
                                  -------------
                                                           Six Months Ended
                                                                June 30,
                                                         ----------------------
                                                             2003          2002
                                                         --------      --------
Existing Accounts:
  Contributions                                          $    403      $    440
  Withdrawals                                                (390)         (438)
                                                         --------      --------
Net Flows of Existing Accounts                                 13             2
                                                         --------      --------
Publicly Available Funds:
  Contributions                                                88           201
  Withdrawals                                                 (81)         (103)
Direct Accounts Opened                                        171           162
Direct Accounts Closed                                       (356)         (302)
                                                         --------      --------
Net New Flows                                                (178)          (42)
                                                         --------      --------
Net Flows of Assets Under Management                     $   (165)     $    (40)
                                                         ========      ========

      Revenues

      Revenues were $59.8 million for the six months ended June 30, 2003 a decrease of $13.9 million or 18.9% from $73.7 million earned for the six months ended June 30, 2002. The changes were due to an $11.7 million or 20.4% decrease in fee revenue, a $1.5 million or 10.4% decrease in commission revenue and a $0.7 million or 37.1% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.22% for the six months ended June 30, 2003 as compared to 1.23% for the six months ended June 30, 2002. The decrease was due to a slight change in client account mix due to larger accounts subject to our fee break. The decrease in commission revenue was primarily due to lower levels of trading volume during the six months ended June 30, 2003 as compared with the higher levels of trading volume experienced in the six months ended June 30, 2002. Interest and other revenues decreased $0.7 million primarily due to lower equity income from our unconsolidated affiliates, lower cash balances during the six months ended June 30, 2003 reflecting our share repurchases in 2002, lower interest earned on our cash balances due to prevailing market rates and lower interest earned on shareholders' loans.

      Expenses

      Expenses, excluding income taxes, decreased approximately $1.4 million, or 3.8%, to $36.6 million for the six months ended June 30, 2003, from $38.0 million in the same period of the prior year. The decrease was due to changes in variable expenses, including a decrease of $1.0 million in fees paid out, which are directly related to assets under management of referred accounts, a decrease of $0.3 million in commissions, clearance and trading costs, which vary with account activity and a decrease of $1.0 million in employee compensation and benefits due to a decrease in adjusted operating profit. This was partially offset by an increase of $0.4 million in research and administration due to additional research trips and more client meetings and an increase of $0.5 million in other operating expenses primarily due to higher costs of various operating expenses and an increase in professional fees.

      Our income tax expense decreased $1.3 million, to $2.3 million, for the six months ended June 30, 2003, from $3.6 million in the same period of the prior year. The effective tax rate was approximately 10% of income before taxes for both periods.

      Net Income

      Net income for the six months ended June 30, 2003 decreased $11.2 million, or 34.9%, to $20.9 million, from $32.1 million in the same period of the prior year as a result of the items described above.

      Inflation

      Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

      Contractual Obligations and Contingent Commitments

      W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable lease agreements and has contingent commitments as disclosed in the notes to the condensed consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of June 30, 2003:

                             Contractual Obligations
                             -----------------------
                                  (in millions)
                                  -------------

                                       Remaining 2003       2004-2005     2006-2007      2008-Thereafter      Total
                                       --------------       ---------     ---------      ---------------      -----
Long-Term Debt                              $0.3              $1.4           $1.6            $13.9            $17.2
Minimum Rental Commitments                  $1.3              $5.5           $5.2            $ 6.7            $18.7

                             Contingent Commitments
                             ----------------------
                                  (in millions)
                                  -------------

                                                            Amount of Commitment Expiration Per Period
                                                            ------------------------------------------
                                                 2003       2004-2005     2006-2007      2008-Thereafter      Total
                                                 ----       ---------     ---------      ---------------      -----
Commitments under letters of credit (1)           --          $1.2           --               $0.7             $1.9

(1) See Note 7 to the condensed consolidated financial statements for additional information.

      Liquidity and Capital Resources

      Our financial condition is highly liquid with principal assets including cash and cash equivalents, investments available for sale and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not require us to maintain significant capital balances. However, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

      We continually monitor and evaluate the adequacy of the capital maintained for those brokerage and sub-advisory activities. W.P. Stewart Securities Limited and W.P. Stewart & Co. (Europe), Ltd. have consistently maintained net capital in excess of the regulatory requirements prescribed by the U.S. Securities and Exchange Commission and the U.K. Financial Services Authority (and the former Investment Management Regulatory Organisation Limited), respectively, as well as by other regulatory authorities. Historically, we have met our liquidity requirements with cash generated from our operations.

      In 1998, a limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. General Electric Capital Corporation is financing the aircraft with 10-year, amortizing loans. During 1999, we paid $22.5 million under the purchase agreement, of which General Electric Capital Corporation provided $19.6 million under the loans. A company under common control with Shamrock Aviation, Inc., controlled by certain shareholders of W.P. Stewart & Co., Ltd., operates the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer.

      We anticipate that our cash flow from operations will be sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements.

                                    EXHIBITS

      See press release attached hereto dated August 1, 2003 regarding the Company's financial results for the second quarter of 2003.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           W.P. STEWART & CO., LTD.

Date: August 14, 2003                      By: /s/ Rocco Macri
                                              ----------------------------------
                                               Name:  Rocco Macri
                                               Title: Deputy Managing Director -
                                                      Chief Financial Officer